Exhibit 99.1

UTStarcom Announces Change to its Board of Directors

HONG KONG, November 23, 2017 — UTStarcom Holdings Corp. (NASDAQ: UTSI) (“UTStarcom” or the “Company”) today announced that Mr. Xiaoping Li resigned from his position as a member of the Board of Directors (the “Board”) of UTStarcom.  His resignation also vacates positions on the Audit Committee, the Compensation Committee, and Chairman of the Nominating and Corporate Governance Committee. His resignation is effective as of November 21, 2017.  Mr. Li has no disagreement with the Company.

Following Mr. Li’s resignation, Ms. Wendong Zhang was appointed as a member of the Board, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee of the Board.  Ms. Zhang is the designee for Beijing E-town International Investment Development Co., Ltd. (“BEIID”), pursuant to the stockholders rights agreement entered into by and between the Company and BEIID on February 1, 2010. In addition, Mr. Hongliang Lu, currently an independent director of the Company and Chairman of the Compensation Committee, was appointed to serve as Chairman of the Nominating and Corporate Governance Committee of the Board.

Ms. Zhang received an MBA degree from the Graduate University of Chinese Academy of Sciences.  She earned a Bachelor degree in Economics at Minzu University of China.  Ms. Zhang has rich experience in the areas of investment and financial management, strategic management and organization restructuring.  Since 2015, she has been the assistant to the general manager of Beijing E-town International Investment & Development Co., Ltd., as well as to the leaders of its subsidiaries.  Before that, she had various management roles at Beijing E-town, Orient Cultural Asset Management Co., Ltd. and Sheng Andi Investment Management Consulting Co., Ltd.

“I am delighted that Ms. Zhang has joined our board and look forward to working with her as we continue driving growth in our core business.  Also, I would like to thank Mr. Li for his leadership and dedication to UTStarcom since 2010.  We wish him the very best in all his future endeavors,” said Himanshu Shah, Chairman of the Board of Directors.

About UTStarcom Holdings Corp.

UTStarcom is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statement

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Director of Investor Relations

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com